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
Exhibit 12.1



               Ratio of Earnings to Fixed Charges


                                Three Months
                                    Ended                            Years Ended December 31,
                               March 31, 1997     1996        1995         1994         1993          1992
Income Before Income Taxes         $ 16,252     $ 75,749    $ 91,077     $ 79,729     $ 61,002      $ 35,227

Interest on Borrowings               57,480      199,146     109,649       77,290       45,461        22,234

Total Interest Expense              113,373      423,594     340,570      212,189      166,865       137,980

Excluding Interest on deposits      128.27%      138.04%     183.06%      203.16%      234.19%       258.44%
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